November 25, 2013

David R. Humphrey
United States Securities Exchange Commission
Washington, D.C. 20549

Re:     ACCO Brands Corporation
Form 10-K for the year ended December 31, 2012
Filed February 28, 2013
File No. 001-08454

Dear Mr. Humphrey,

This letter is in response to your comment letter dated November 18, 2013 addressed to Mr. Neal V. Fenwick, our Chief Financial Officer.

In your comment letter you asked us to respond within ten business days. As agreed in our telephone conversation of November 25, 2013, the Commission has extended the time for ACCO Brands Corporation to provide the requested response until December 18, 2013.

Please advise the undersigned as soon as possible if the above does not accurately reflect our conversation.

Sincerely,
/s/ Pamela R. Schneider
Pamela R. Schneider
Senior Vice President, General Counsel
and Secretary